# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NOVAGOLD Resources Inc., CIK 0001173420
CUSIP: 66987E206
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 201 SOUTH MAIN, SUITE 400, SALT LAKE CITY, Utah (UT), 84111
Date of event which requires filing of this statement: 05/07/2025
Amends the filing with accession number 0000950170-25-057379
Filed by CIK 0001454795
Persons authorized to receive notices and communications: Electrum Strategic Resources, 600 Fifth Ave., 24th Fl., New York, New York (NY), 10020, (646) 365-1600

## Reporting persons
- Electrum Strategic Resources L.P. (CIK 0001454795): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 99,277,813; sole dispositive power 0; shared dispositive power 99,277,813; aggregate amount beneficially owned 99,277,813 (24.4% of the class)
- The Electrum Group LLC (CIK 0001565641): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 99,277,813; sole dispositive power 0; shared dispositive power 99,277,813; aggregate amount beneficially owned 99,277,813 (24.4% of the class)
- Electrum Global Holdings L.P. (CIK 0001564994): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 99,277,813; sole dispositive power 0; shared dispositive power 99,277,813; aggregate amount beneficially owned 99,277,813 (24.4% of the class)
- TEG Global GP Ltd. (CIK 0001565709): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 99,277,813; sole dispositive power 0; shared dispositive power 99,277,813; aggregate amount beneficially owned 99,277,813 (24.4% of the class)
- Leopard Holdings LLC (CIK 0001565706): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 99,277,813; sole dispositive power 0; shared dispositive power 99,277,813; aggregate amount beneficially owned 99,277,813 (24.4% of the class)
- GRAT Holdings LLC (CIK 0001565707): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,286,977; shared voting power 99,277,813; sole dispositive power 5,286,977; shared dispositive power 99,277,813; aggregate amount beneficially owned 104,564,790 (25.7% of the class)
- Thomas S. Kaplan (CIK 0001124803): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 333,940; shared voting power 104,564,790; sole dispositive power 333,940; shared dispositive power 104,564,790; aggregate amount beneficially owned 104,898,730 (25.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: NOVAGOLD Resources Inc.
Address of issuer's principal executive offices: 201 SOUTH MAIN, SUITE 400, SALT LAKE CITY, Utah (UT), 84111
Comment: This Amendment No. 10 (this "Amendment") amends the Schedule 13D (as amended, the "Schedule 13D") filed by Electrum Strategic Resources L.P. (formerly Electrum Strategic Resources LLC) ("Electrum Strategic") on February 2, 2009, as amended by (i) Amendment No. 1 to the Schedule 13D filed on July 12, 2010, Amendment No. 2 to the Schedule 13D filed on December 17, 2010, Amendment No. 3 to the Schedule 13D filed on December 5, 2011, in each case by Electrum Strategic; (ii) Amendment No. 4 to the Schedule 13D filed on January 9, 2012; Amendment No. 5 to the Schedule 13D filed on February 15, 2012; and Amendment No. 6 to the Schedule 13D filed on March 20, 2012, in each case by Electrum Strategic and The Electrum Group LLC ("TEG Services"); (iii) Amendment No. 7 to the Schedule 13D filed on December 31, 2012 by Electrum Strategic, TEG Services, Electrum Global Holdings L.P. ("Global Holdings"), TEG Global GP Ltd. ("Global GP"), Leopard Holdings LLC ("Leopard"), and GRAT Holdings LLC ("GRAT Holdings"); and (iv) Amendment No. 8 to the Schedule 13D filed on July 3, 2023; and Amendment No. 9 to the Schedule 13D filed on April 23, 2025 ("Amendment No. 9"), in each case by Electrum Strategic, TEG Services, Global Holdings, Global GP, Leopard, GRAT Holdings and Thomas S. Kaplan ("Kaplan"), with respect to the common shares, no par value (the "Common Shares"), of NOVAGOLD Resources Inc. (the "Issuer"). The purpose of this Amendment is to report the entry by Electrum Strategic into the Lock-up Agreement (as defined below) and purchase by Electrum Strategic of additional Common Shares in connection with the Concurrent Private Placement (as defined below). All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

The information contained in Item 4 of this Amendment is incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

Public Offering and Lock-Up Agreement

As further described in the Current Report on Form 8-K filed by the Issuer on May 9, 2025, on May 7, 2025, the Issuer entered into an Underwriting Agreement (the "Underwriting Agreement") with Citigroup Global Markets Inc. and RBC Capital Markets, LLC, as representatives of the several underwriters listed on Schedule II thereto (the "Underwriters"), related to a public offering (the "Public Offering") of 47,850,000 Common Shares. In addition, the Company granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase up to 7,177,500 of additional common shares of the Company. The Public Offering closed on May 9, 2025.

In connection with the Public Offering, Electrum Strategic entered into a Lock-Up Agreement with the Representatives of the Underwriters, dated May 7, 2025 (the "Lock-Up Agreement"), pursuant to which Electrum Strategic agreed, subject to certain exceptions, not to, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by Electrum Strategic or any affiliate of Electrum Strategic or any person in privity with Electrum Strategic or any affiliate of Electrum Strategic), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission (the "SEC") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder with respect to, any Common Shares or any securities convertible into, or exercisable or exchangeable for, Common Shares, or publicly announce an intention to effect any such transaction, until 90 days after the date of the Underwriting Agreement.

The description of the Lock-Up Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is included hereto as exhibit 99.1 and incorporated by reference herein.

Concurrent Private Placement

Concurrently with entering into the Underwriting Agreement, the Issuer entered into a Subscription Agreement dated May 7, 2025 with Electrum Strategic Resources L.P. and Kopernick Global Investors, LLC (the "Subscription Agreement") with respect to a concurrent private placement offering of 17,173,853 Common Shares at a price equal to the public offering price of $3.75 per share (the "Concurrent Private Placement"). In connection with the Concurrent Private Placement, Electrum Strategic agreed to acquire 13,333,334 Common Shares for gross proceeds of $50,000,002.50. Pursuant to the Subscription Agreement the Issuer granted the purchasers thereunder resale registration rights equivalent to, and subject to the provisions of, those contained in the Backstop Agreement, as described in Amendment No. 9. The Concurrent Private Placement closed on May 9, 2025, and Electrum Strategic acquired the additional 13,333,334 Common Shares for investment purposes using working capital.

The description of the Subscription Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is included hereto as exhibit 99.2 and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

As of the date hereof, the Reporting Persons (and each of them) beneficially own the number of Common Shares set forth below. Percentage ownership is based upon 399,720,147 issued and outstanding Common Shares, as reported by the Issuer to be outstanding after the closing of the Public Offering and Concurrent Private Placement pursuant to the Issuer's Prospectus Supplement filed with the SEC on May 9, 2025.

(1) All Reporting Persons

Number of shares: 104,898,730
Percentage of shares: 25.8%

(2) Electrum Strategic

Number of shares: 99,277,813
Percentage of shares: 24.4%

(3) TEG Services

Number of shares: 99,277,813
Percentage of shares: 24.4%

(4) Global Holdings

Number of shares: 99,277,813
Percentage of shares: 24.4%

(5) Global GP

Number of shares: 99,277,813
Percentage of shares: 24.4%

(6) Leopard

Number of shares: 99,277,813
Percentage of shares: 24.4%

(7) GRAT Holdings

Number of shares: 104,564,790
Percentage of shares: 25.7%

(8) Thomas S. Kaplan

Number of shares: 104,898,730
Percentage of shares: 25.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

(1) Electrum Strategic

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 99,277,813*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 99,277,813*

(2) TEG Services

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 99,277,813*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 99,277,813*

(3) Global Holdings

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 99,277,813*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 99,277,813*

(4) Global GP

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 99,277,813*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 99,277,813*

(5) Leopard

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 99,277,813*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 99,277,813*

(6) GRAT Holdings

Sole power to vote or direct the vote: 5,286,977
Shared power to vote or direct the vote: 99,277,813*
Sole power to dispose or to direct the disposition: 5,286,977
Shared power to dispose or direct the disposition: 99,277,813*

(7) Thomas S. Kaplan

Sole power to vote or direct the vote: 333,940**
Shared power to vote or direct the vote: 104,564,790***
Sole power to dispose or to direct the disposition: 333,940**
Shared power to dispose or direct the disposition: 104,564,790***

* Consists of (i) 92,902,813 Common Shares and (ii) warrants to acquire 6,375,000 Common Shares held by Electrum Strategic.

** Consists of (i) 11,710 Common Shares, (ii) options to acquire 210,934 Common Shares and (ii) 111,296 shares that may be acquired on the conversion of deferred share units held by Kaplan.

*** Consists of (i) 92,902,813 Common Shares held by Electrum Strategic, (ii) warrants to acquire 6,375,000 Common Shares held by Electrum Strategic and (ii) 5,286,977 Common Shares held by GRAT Holdings.

Global Holdings is the owner of all of the limited partnership interests of Electrum Strategic. Global GP is the sole general partner of, and TEG Services is the investment adviser to, Global Holdings. TEG Services possesses voting and investment discretion with respect to assets of Global Holdings, including indirect investment discretion with respect to the Common Shares held by Electrum Strategic. Leopard controls Global Holdings through Global GP, and GRAT Holdings is the owner and managing member of Leopard. The Investment Committee of GRAT Holdings (see Schedule A to Amendment No. 9) exercises voting and investment decisions on behalf of GRAT Holdings.
Transactions in the class effected during the past sixty days: On April 29, 2025, Kaplan acquired 80,600 options to purchase Common Shares for no consideration in respect of his service as a director of the Issuer. The exercise price for such options is $4.35 and they vest in three equal tranches on April 29 of 2026, 2027 and 2028. Except for such acquisition, and as set forth in Item 4, no Reporting Person nor any person named on Schedule A to Amendment No. 9 has effected any transaction in the Common Shares since the filing of Amendment No. 9.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The information contained in Item 4 of this Amendment is incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Lockup Agreement, dated May 7, 2025, entered into by Electrum Strategic Resources L.P.
Exhibit 99.2 - Subscription Agreement, dated May 7, 2025, between Electrum Strategic Resources L.P. and NOVAGOLD Resources Inc.

## Signatures
- Electrum Strategic Resources L.P.: /s/ Michael H. Williams, Michael H. Williams, Managing Director of Electrum Strategic Management LLC, its General Partner (05/09/2025)
- The Electrum Group LLC: /s/ Michael H. Williams, Michael H. Williams, Senior Managing Director (05/09/2025)
- Electrum Global Holdings L.P.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Director of TEG Global GP Ltd., its General Partner (05/09/2025)
- TEG Global GP Ltd.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Director (05/09/2025)
- Leopard Holdings LLC: /s/ Andrew M. Shapiro, Andrew M. Shapiro, President (05/09/2025)
- GRAT Holdings LLC: /s/ Thomas S. Kaplan, Thomas S. Kaplan, Co-Chief Executive Officer (05/09/2025)
- Thomas S. Kaplan: /s/ Thomas S. Kaplan, Thomas S. Kaplan (05/09/2025)